Exhibit 99.3

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY15	FY14	FY13
Earnings from continuing operations before income taxes	$921	$884	$852
Noncash U.S. GAAP restructuring and intangible asset impairment costs	1	3	-
Interest expense	100	103	122
Earnings from continuing operations before income taxes,
noncash U.S. GAAP restructuring and intangible asset impairment
costs, and interest expense	$1,022	$990	$974
Income taxes on earnings from continuing operations before
income taxes, noncash U.S. GAAP restructuring and intangible asset
impairment costs and interest expense(2)	350	342	318
Adjusted after tax profit	$672	$648	$656
Average capital employed(3)	2,393	2,494	2,552
Capital charge(4)	214	225	230
Economic profit(1) (Adjusted after tax profit less capital charge)	$458	$423	$426
____________________

(1)	Economic profit (EP) is defined by the Company as earnings from continuing operations before income taxes, excluding noncash U.S. GAAP restructuring and intangible asset impairment costs, and interest expense; less an amount of tax based on the effective tax rate, and less a charge equal to average capital employed multiplied by the weighted-average cost of capital. EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining management’s incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2)	The tax rate applied is the effective tax rate on continuing operations, which was 34.2%, 34.6% and 32.7% in fiscal years 2015, 2014 and 2013, respectively.
(3)	Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax noncash U.S. GAAP restructuring and intangible asset impairment costs. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation:

	FY15	FY14	FY13
Total assets	$4,164	$4,258	$4,311
Less:
Accounts payable	431	440	413
Accrued liabilities	545	472	490
Income taxes payable	31	8	29
Other liabilities	745	768	742
Deferred income taxes	95	103	119
Non-interest bearing liabilities	1,847	1,791	1,793
Total capital employed	2,317	2,467	2,518
After tax noncash U.S. GAAP restructuring
and intangible asset impairment costs	1	2	-
Adjusted capital employed	$2,318	$2,469	$2,518
Average capital employed	$2,393	$2,494	$2,552
____________________

(4)	Capital charge represents average capital employed multiplied by the weighted-average cost of capital. The weighted-average cost of capital used to calculate capital charge was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.